SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         Sportsman's Guide, INC. (SGDE)
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                    848907200
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                                 (CUSIP Number)

  Mario Cibelli, c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue,
                          4th Floor, New York, NY 10017
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 20, 2004
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848907200

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1    NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

     Mario Cibelli

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     AF, WC, PN

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

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               7    SOLE VOTING POWER

  NUMBER OF
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    238,100
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    238,100

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     238,100
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.05%

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14   TYPE OF REPORTING PERSON*

     IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.01 par value of Sportsman's Guide, INC.
(SGDE) that may be deemed to be beneficially owned by Mario Cibelli (the "Reporting Person").

CUSIP No.681977104

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Item 1. Security and Issuer.

The name of the issuer is Sportsman's Guide, INC., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 411 Farwell Ave., South St. Paul, Minnesota 55075. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

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Item 2. Identity and Background.

(a-c, f) This Schedule 13D is being filed by Mario Cibelli, a United States citizen, whose principal business address is located at c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue, 4th Floor, New York, NY 10017. Mr. Cibelli is the managing member of Cibelli Capital Management, L.L.C. ("CCM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Partners, L.P., a New York limited partnership ("MP"). Mr. Cibelli is also the managing member of Cibelli Research & Management, L.L.C. ("CRM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Focus Fund, L.P., a New York limited partnership ("MFF"), and also serves as the general partner of Marathon Offshore, Ltd., a Cayman Islands limited partnership, ("MOLtd"). Mr. Cibelli also serves as portfolio manager to a number of separate managed accounts.

(d) Neither Mr. Cibelli, CCM, nor CRM has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Mr. Cibelli, CCM, nor CRM has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Cibelli may be deemed to beneficially own 238,100 Shares. The Shares are held by MP, MFF, MOLtd, and the separate managed accounts for which Mr. Cibelli serves as portfolio manger through his position in CCM and/or CRM (together, the "Clients"). The funds for the purchase of the Shares by the Clients came from the Clients' respective funds. Mr. Cibelli is also the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: Mario Cibelli C/F S. Cibelli UTMA: 100 Shares; The total cost for the Shares held by Mr. Cibelli is $1,996.00.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4. Purpose of Transaction.

(a-j) The Shares held by the Reporting Person were acquired for, and are being held for, investment purposes on the Clients' and the Reporting Person's behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be.

Although it has no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement any of the items discussed in clauses (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

As of the date hereof, Mr. Cibelli may be deemed to be the beneficial owner of 238,100 Shares, constituting 5.05% of the Shares of the Issuer, based upon the 4,707,555 Shares outstanding as of May 11, 2004, according to the Issuer's most recently filed Form 10-Q.

Mr. Cibelli has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 238,100 Shares to which this filing relates.

Mr. Cibelli has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 238,100 Share to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Cibelli through his position in, CCM, and CRM on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.

The 238,100 Shares were acquired for investment purposes. Mr. Cibelli and/or Mr. Cibelli on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer.

Mr. Cibelli does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7. Material to be Filed as Exhibits.

A description of the transactions in the Shares that were effected by the Reporting Person during the 60 days prior to July 20, 2004 is filed herewith as Exhibit A.
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

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   July 26, 2004
                                        ----------------------------------------
                                                        (Date)

                                                  /s/ Mario Cibelli*
                                        ----------------------------------------
                                                     (Signature)

                                                     Mario Cibelli
                                        ----------------------------------------
                                                     (Name/Title)

* The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Schedule A
                           Transactions in the Shares

Date of                        Number of Shares               Price Per
Transaction                   Purchase/(SOLD)                Share

5/21/04                             231                      18.6300
5/21/04                            6622                      18.6300
5/21/04                             147                      18.6300
5/24/04                           10432                      18.8562
5/24/04                             232                      18.8562
5/24/04                             364                      18.8562
5/25/04                             200                      18.6463
5/25/04                             313                      18.6463
5/25/04                            8987                      18.6463
5/26/04                             127                      18.5877
5/26/04                             200                      18.5877
5/26/04                            5743                      18.5877
5/27/04                              36                      18.6838
5/27/04                              23                      18.6838
5/27/04                            1047                      18.6838
5/28/04                             189                      19.1500
5/28/04                            8537                      19.1500
5/28/04                             298                      19.1500
6/01/04                              33                      19.2300
6/01/04                             948                      19.2300
6/01/04                              21                      19.2300
6/02/04                            1419                      19.2467
6/02/04                              32                      19.2467
6/02/04                              49                      19.2467
6/04/04                           10215                      19.5254
6/04/04                             356                      19.5254
6/04/04                             227                      19.5254
6/07/04                              98                      19.6500
6/07/04                            2810                      19.6500
6/07/04                              62                      19.6500
6/09/04                             117                      19.5839
6/09/04                             185                      19.5839
6/09/04                            5298                      19.5839
6/10/04                            4541                      19.4583
6/10/04                             101                      19.4583
6/10/04                             158                      19.4583
6/15/04                            4174                      19.4781
6/15/04                             146                      19.4781
6/15/04                              93                      19.4781
6/16/04                              20                      19.4500
6/16/04                              31                      19.4500
6/16/04                             879                      19.4500
6/17/04                              48                      19.3834
6/17/04                            2164                      19.3834
6/17/04                              75                      19.3834
6/18/04                            4565                      19.1705
6/18/04                             168                      19.0700
6/18/04                             101                      19.1705
6/18/04                             264                      19.0700
6/18/04                             159                      19.1705
6/18/04                            7568                      19.0700
6/21/04                              81                      19.1108
6/21/04                            3666                      19.1108
6/21/04                             128                      19.1108
6/23/04                              40                      19.3792
6/23/04                              25                      19.3792
6/23/04                            1135                      19.3792
6/24/04                             166                      19.7500
6/24/04                            7477                      19.7500
6/24/04                             261                      19.7500
6/30/04                            1186                      23.0894
6/30/04                             395                      23.0893
6/30/04                             365                      23.0894
7/16/04                            3000                      21.8600
7/19/04                            7000                      21.8442

03366.0001 #501643